Exhibit 99.5

ENBRIDGE INC.
ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2008

February 19, 2009

      ANNUAL INFORMATION FORM ENBRIDGE INC.

GLOSSARY

Adjusted earnings	Earnings applicable to common shareholders adjusted for non-operating factors
AFR Committee	Audit, Finance & Risk Committee
AIF	Annual Information Form
bpd	Barrels per day
bcf/d	Billion cubic feet per day
CAPP	Canadian Association of Petroleum Producers
CITCol	CIT Colombiana S.A. – 100% owned company that provides technical and management services in connection with the operation of the OCENSA pipeline
CLH	Compañía Logística de Hidrocarburos CLH, S.A
CSR	Corporate Social Responsibility
EEM	Enbridge Energy Management, L.L.C. – Enbridge has a 17.2% investment in EEM, which owns 100% of EEP's i-units
EEP
Enbridge Energy Partners, L.P. – Enbridge has a 27.0% ownership interest in EEP, which owns and operates crude oil and liquid petroleum transmission pipeline systems, natural gas gathering and related facilities and marketing assets in the U.S.
EGD
Enbridge Gas Distribution Inc. – 100% owned natural gas distribution utility serving customers in its franchise areas of Central and Eastern Ontario, including the City of Toronto and surrounding areas
EGNB	Enbridge Gas New Brunswick Inc. – Enbridge owns 70.8% of this natural gas distribution utility
EIF	Enbridge Income Fund – Enbridge has a 41.9% ownership interest in this publicly traded income fund
FERC	Federal Energy Regulatory Commission
GHG	Greenhouse gases
IR	Incentive Regulation (applicable to EGD)
ITS	Incentive Tolling Settlement on the Enbridge mainline system
MD&A	Management's Discussion and Analysis
mmcf	Million cubic feet
mmcf/d	Million cubic feet per day
MTNs	Medium-term notes
NEB	National Energy Board
NGLs	Natural gas liquids
OCENSA	Oleoducto Central S.A. – Enbridge owns 24.7% of this Colombian crude oil pipeline
OEB	Ontario Energy Board
Offshore	Enbridge Offshore Pipelines – Enbridge has interests ranging from 22% to 100% in these underwater pipelines in the Gulf of Mexico
PwC	PricewaterhouseCoopers – the Company's external auditors
SEP	System Expansion Project
U.S.	United States
Year End	December 31, 2008

ENBRIDGE INC. ANNUAL INFORMATION FORM      1

PRESENTATION OF INFORMATION

Unless otherwise noted, the information contained in this Annual Information Form (AIF) for Enbridge Inc. (Enbridge or the Company) is given at or for the year ended December 31, 2008 (Year End). Amounts are expressed in Canadian dollars unless otherwise indicated. Financial information is presented in accordance with Canadian generally accepted accounting principles (GAAP).

Enbridge's Management's Discussion and Analysis (MD&A), dated February 19, 2009, and Enbridge's Audited Consolidated Financial Statements, dated February 19, 2009, as at and for the year ended December 31, 2008 are incorporated by reference into this AIF and can be found on SEDAR at www.sedar.com.

METRIC CONVERSION TABLE

The conversion factors set out below are approximate factors. To convert from Metric to Imperial multiply by the factor indicated. To convert from Imperial to Metric divide by the factor indicated.

Metric	Imperial	Factor

Cubic metre of liquid hydrocarbons	Barrel of liquid hydrocarbons	6.29
Cubic metre kilometre	Barrel mile	3.91
Cubic metre of natural gas	Cubic feet of natural gas	35.3145

The annual capacities noted throughout this AIF take into account estimated crude receipt and delivery patterns and ongoing pipeline maintenance and reflect achievable pipeline capacity over long periods of time.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this AIF to provide Enbridge shareholders and potential investors with information about the Company and its subsidiaries, including management's assessment of Enbridge's and its subsidiaries' future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe" and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: the expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; anticipated in-service dates and weather.

Enbridge's forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions, exchange rates, interest rates and commodity prices, including but not limited to those risks and uncertainties discussed in this AIF and in the Company's other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge's future course of action depends on management's assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this AIF or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company's behalf, are expressly qualified in their entirety by these cautionary statements.

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CORPORATE STRUCTURE

INCORPORATION

Enbridge's head office and registered office are located at 3000, 425 - 1st Street SW, Calgary, Alberta, T2P 3L8. Enbridge is a Canadian public company. Significant dates and events are set forth below.

Date	Event

April 13, 1970	Incorporated under the Companies Act of the Northwest Territories as Gallery Holdings Ltd.
December 15, 1987	Continued under the Canada Business Corporations Act under the name 159569 Canada Ltd.
May 5, 1994	Articles of Amendment to (i) change the name to IPL Energy Inc. (French version – IPL Energie Inc.); and (ii) change the registered office to Calgary, Alberta.
October 7, 1998	Articles of Amendment to change the name of the Company to Enbridge Inc.
April 29, 1999	Articles of Amendment to (i) divide each issued and outstanding common share on a two for one basis; and (ii) provide the Board of Directors with a process to add directors between meetings of the shareholders.
May 5, 2005	Articles of Amendment to divide each issued and outstanding common share on a two for one basis.

SUBSIDIARIES

The following organization chart presents the name and the jurisdiction of incorporation of Enbridge's material subsidiaries as at December 31, 2008. Unless otherwise noted, each subsidiary listed below is 100% owned by the Company. Each of these subsidiaries had total assets that exceeded 10% of the total consolidated assets of Enbridge or revenues that exceeded 10% of the total consolidated revenues of Enbridge as at and for the year ended December 31, 2008.

1
The Company owns 41.9% of Enbridge Income Fund (EIF) and is the primary beneficiary of EIF through a combination of voting interest and an investment in preferred units of an EIF subsidiary and, as such, EIF is consolidated under Variable Interest Entity accounting rules.

The chart above does not include all of the subsidiaries of Enbridge. The assets and revenues of excluded subsidiaries in the aggregate did not exceed 20% of the total consolidated assets or total consolidated revenues of Enbridge as at and for the year ended December 31, 2008.

ENBRIDGE INC. ANNUAL INFORMATION FORM      3

DESCRIPTION OF THE BUSINESS

Enbridge's primary business activities are the transportation and distribution of crude oil and natural gas. Enbridge conducts its business through five operating segments: Liquids Pipelines, Gas Pipelines, Gas Distribution and Services, Sponsored Investments and International.

  •  Liquids Pipelines includes the operation and construction of the Company's petroleum mainline system and feeder pipelines that transport crude oil and natural gas liquids (NGLs) in Canada and the United States (U.S.).

  •  Gas Pipelines represents Enbridge's interest in natural gas transmission and gathering systems.

  •  Gas Distribution and Services consists primarily of natural gas utility operations that serve residential, commercial, industrial and transportation customers in Central and Eastern Ontario. It also includes the Company's investment in Aux Sable, a natural gas fractionation and extraction business, and the Company's commodity marketing businesses.

  •  Sponsored Investments consists of the Company's investments in Enbridge Energy Partners, L.P. (EEP) and Enbridge Income Fund.

  •  The Company's International business consists of investments in two energy-delivery businesses, Oleoducto Central S.A. (OCENSA) in Colombia and, prior to its sale in June 2008, Compañía Logística de Hidrocarburos CLH, S.A. (CLH) in Spain.

Each business segment's contribution to earnings and revenues is as follows:

	2008			2007			2006
	Revenue	Earnings		Revenue	Earnings		Revenue	Earnings

Liquids Pipelines	7.3%	24.8%		9.2%	41.0%		9.8%	44.6%
Gas Pipelines	2.2%	3.7%		2.7%	10.0%		3.3%	9.9%
Gas Distribution and Services	88.5%	22.8%		85.7%	26.3%		84.4%	29.0%
Sponsored Investments	1.8%	8.5%		2.3%	13.8%		2.4%	14.1%
International	0.1%	46.0%		0.1%	13.6%		0.1%	13.5%
Corporate	0.1%	(5.8%	)	–	(4.7%	)	–	(11.1%	)

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The following map includes the Company's operations:

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GENERAL DEVELOPMENT OF THE BUSINESS

Enbridge's 2008 Strategic Plan includes four corporate strategies that support the Company's vision of becoming North America's leading energy delivery company and its ability to deliver superior shareholder value. The corporate strategies are to (1) expand existing core businesses; (2) develop new platforms for longer-term growth; (3) focus on operations; and (4) mitigate and manage execution risk. The first strategy will be achieved primarily through organic based growth within the Company's core businesses and the second strategy includes making investments that are closely aligned with and support the core businesses.

The last four years have seen increasing development and production from the Canadian oil sands and increasing demand for Canadian crude oil in the U.S. Historically, Canada has been the third largest supplier of crude oil to the U.S.; however, for the past five years, Canada has surpassed both Mexico and Saudi Arabia to become the largest crude oil exporter to the U.S. The growth in supply from Canada comes primarily from the Canadian oil sands. The Company has responded to these changing supply and demand fundamentals by proposing a number of new liquids pipelines and expansions to existing pipelines delivering crude oil from Canada to the United States.

In May 2008, the Company completed the Waupisoo Pipeline and it began shipping crude oil to Edmonton, Alberta in September 2008. Enbridge is also expanding its mainline capacity between Edmonton and the Chicago, Illinois area. The Southern Access Expansion is expected to add a total of 400,000 barrels per day (bpd) incremental capacity, including the U.S. portion of this project being undertaken by the Company's affiliate, EEP. In the United States, the first stage of the expansion completed in 2008 added capacity of approximately 190,000 bpd. Construction of the second stage of the expansion project is on schedule for completion in the first quarter of 2009.

The Company's Southern Lights Pipeline will transport diluent from Chicago, Illinois to Edmonton, Alberta. This diluent supply is required as a result of the increasing heavy oil production in Alberta. Southern Lights Pipeline is expected to be in service in late 2010. The Gateway Project, in the planning stage, includes both a condensate import pipeline and a petroleum export pipeline. The condensate line, with an initial capacity of 193,000 bpd, would transport diluent to the Edmonton area from Kitimat, British Columbia. The 36-inch diameter petroleum export line would have an initial capacity of 525,000 bpd and would transport crude oil from the Edmonton area to Kitimat.

Expanding market access for Canadian crude oil is another key component of the Company's strategy. Access to a number of different markets allows shippers to obtain the best price for their crude oil. One example is the Southern Access Extension Project, which would extend the mainline from Flanagan to Patoka, Illinois. The United States Gulf Coast Joint Initiative with BP Pipelines (North America) Inc. and the Texas Access Pipeline with Exxon Mobil are two proposals under development to transport crude oil sourced from the Canadian oil sands region in Alberta and from the upper U.S. Midwest to the Texas Gulf Coast.

As a result of interest by producers in contract terminals, the Company is increasing its investment in tankage projects. These projects include upstream terminals at or near Hardisty and Fort Saskatchewan, Alberta and downstream terminals at Flanagan, Illinois, Patoka, Illinois and Cushing, Oklahoma. As well, significant additions to the capacity of the common carrier mainline terminals at Edmonton, Alberta, Superior, Wisconsin and the Chicago, Illinois area are underway.

The Company's MD&A for the year ended December 31, 2008 includes further details on each of these projects as well as other projects Enbridge is currently undertaking.

The business environment of Enbridge Gas Distribution (EGD), the primary component of the Gas Distribution and Services segment, is affected by the regulatory framework in Ontario, weather, the demand for natural gas and residential customer growth. Between 2003 and 2007, EGD's rates had been based on a cost of service methodology under which rates were set to recover costs incurred plus an approved return on equity. In 2006, the Ontario Energy Board (OEB) announced its intention to regulate natural gas distribution utilities under an incentive regulation (IR) mechanism starting in 2008

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for a five-year term. Under this framework, rate-regulated companies have the opportunity to improve their returns through productivity improvements and revenue growth. EGD filed its 2008 rate application under IR in August 2007, and its Settlement Agreement filed with the OEB on January 28, 2008 was approved on February 11, 2008. Although demand for natural gas continues to decline as customers adopt energy efficient technologies, declining demand is offset by growth in residential customers. EGD continues to add approximately 40,000 new customers each year and these trends are expected to continue. Further details on IR can be found under the sub-heading "Incentive Regulation" in the Gas Distribution and Services section of the AIF.

LIQUIDS PIPELINES

Liquids Pipelines consists of crude oil, natural gas liquids (NGLs) and refined products pipelines in Canada and the United States.

ENBRIDGE SYSTEM

The mainline system is comprised of the Enbridge System and the Lakehead System (the portion of the mainline in the U.S. that is owned by EEP and operated by Enbridge). The Enbridge System transports over 95 different grades of crude oil from Western Canada to the Midwest region of the U.S. and Eastern Canada and serves all major refining centres in Ontario. Shipments delivered to the Enbridge System originate in conventional oilfields and oil sands in Alberta, Saskatchewan, Manitoba, British Columbia and the Northwest Territories. These pipelines connect with the Enbridge System at two receiving points in Alberta, two in Saskatchewan and one in Manitoba. In addition, the Enbridge System receives offshore crude oil through connecting pipelines at Montréal, Québec.

The Enbridge System consists of the following segments, with the total length of pipeline right-of-way being approximately 2,300 kilometres (1,429 miles):

  •  Mainline segment that consists of five adjacent pipelines, with a capacity of approximately 2.0 million bpd from Edmonton, Alberta to the U.S. border near Gretna, Manitoba.

  •  Sarnia to Toronto, Ontario segment with a capacity of 150,000 bpd. This segment includes lateral lines from Westover to Nanticoke and Niagara Falls, Ontario.

  •  Line 9 segment from Montreal, Quebec to Sarnia, Ontario with a capacity of 240,000 bpd.

ENBRIDGE INC. ANNUAL INFORMATION FORM      7

The following table sets forth the information related to deliveries and other distance-related operating data of the Enbridge System for each of the years in the three-year period ended December 31, 2008.

(thousands of barrels per day)	2008	2007	2006

Prairie Provinces
Light crude oil	161	173	190
Medium and heavy crude oil	142	142	138
Refined products	69	81	79

	372	396	407

United States
Light crude oil	316	282	276
Medium and heavy crude oil	875	852	871
Refined products	3	4	4

	1,194	1,138	1,151

Ontario [1]
Light crude oil	294	314	302
Medium and heavy crude oil	81	62	63
Refined products	89	95	90

	464	471	455

Total Deliveries	2,030	2,005	2,013

Barrel Miles (billions)	397	391	388
Average Haul (miles)	534	534	529

1
Enbridge System average deliveries include Line 9 volumes of 111,000 bpd (2007 – 130,000 bpd; 2006 – 141,000 bpd).

Incentive Tolling

Tolls on Enbridge System are governed by various agreements, which are subject to the approval of the NEB. The NEB's jurisdiction over the Enbridge System includes statutory authority over matters such as construction, rates and ratemaking agreements and other contractual arrangements with customers. Significant agreements include the incentive tolling settlement (ITS) applicable to the Enbridge mainline system (excluding Line 8 and Line 9), the Terrace agreement, the SEP II Risk Sharing Agreement and the Southern Access Expansion Agreement which is recovered via the Mainline Expansion Toll (MET). Tolls on the core mainline system have been governed by incentive tolling settlements since 1995, with the current ITS term being effective through 2009.

The ITS allows the sharing of earnings in excess of a stipulated threshold and provides a fixed annual mainline integrity allowance. In addition, performance metrics were added to the current ITS to further align the Company's interests with its shippers. The Company has the opportunity to increase earnings by achieving performance targets and may incur penalties if performance falls short of specified thresholds.

Enbridge achieved total metrics bonuses of approximately $15 million for the year ended December 31, 2008 compared with approximately $11 million and $10 million for the years ended December 31, 2007 and 2006, respectively.

In conjunction with the Terrace Agreement, the ITS continues the throughput protection provisions included in earlier incentive tolling arrangements, ensuring the Company is insulated from volume fluctuations beyond its control. The agreements govern both current and future shippers on the pipeline and establish tolls each year based on an agreed capacity and an allowed revenue requirement. Where actual volumes on the pipeline fall short of the agreed capacity and Enbridge is unable to fully collect its annual revenue requirement, the deficiency is rolled into the subsequent year's tolls for collection from shippers at that time and a receivable, referred to as the Transportation Revenue Variance (TRV), is

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recognized. This basis may affect the timing of recognition of revenues compared with that otherwise expected under GAAP for companies that are not rate-regulated.

Enbridge pays taxes each year only on the tolls collected in cash; therefore, the tax payable on the TRV lags behind the recognition of the revenue. As the Terrace capacity is increasingly utilized, there will be less TRV recorded and more cash tolls collected. This will result in the Company paying taxes in future years on both the prior year's TRV and the current year's cash tolls.

Terrace Agreement

As part of the Terrace Agreement, Enbridge, EEP and CAPP agreed to a fixed toll surcharge of $0.05 per barrel for the movement of light crude from Edmonton to the Chicago area. This toll surcharge commenced on April 1, 1999, when Terrace Phase I was completed. The incremental toll is allocated between Enbridge and EEP. Revenue related to unused capacity in Canada under the Terrace Agreement is incorporated in tolls in the following year.

SEP II Risk Sharing Agreement

Enbridge, EEP and CAPP entered into a Risk Sharing Agreement, effective for 15 years, with respect to SEP II, a 100,000 bpd expansion completed in 1998. The Risk Sharing Agreement provides that the rate of return on the SEP II investment will be based, in part, on the utilization level of the additional capacity constructed. Higher utilization is expected to result in a greater return, subject to a minimum and maximum rate of return of 7.5% and 15.0%, respectively. During 2008, Enbridge and EEP earned a rate of return of 11.71% (2007 – 11.46%; 2006 – 7.5%) on SEP II.

Southern Access Expansion Agreement

In December 2007, Enbridge and CAPP entered into the Southern Access Expansion Agreement for a term of 30 years for additional facilities which were added to the Mainline system from 2006 to 2008. The costs of these facilities were recovered through the MET.

OTHER LIQUIDS PIPELINES AND SYSTEMS

Athabasca System

The Athabasca System, includes two long haul pipelines, the Athabasca Pipeline and the Waupisoo Pipeline, as well as a variety of other facilities including the MacKay River, Christina Lake, Surmont and Long Lake facilities. It also includes the Company's interest in the Hardisty Caverns Limited Partnership, which provides crude oil tankage services, and two large terminals – the Athabasca Terminal located north of Fort McMurray, Alberta and the Cheecham Terminal which is a new hub located 95 kilometres south of Fort McMurray where the Waupisoo pipeline initiates.

The Athabasca Pipeline is a 540-kilometre (335-mile) synthetic and heavy oil pipeline, built in 1999, that links the Athabasca oil sands in the Fort McMurray, Alberta region to a pipeline hub at Hardisty, Alberta. The Athabasca Pipeline has an ultimate design capacity of approximately 570,000 and is currently configured to transport approximately 390,000 bpd.

The Company has a long-term (30-year) take-or-pay contract with the major shipper on the Athabasca Pipeline, which commenced in 1999. Revenue is recorded based on the contract terms negotiated with the major shipper, rather than the cash tolls collected. The contract provides for volumes and tolls that will achieve an underpinning return on equity, based on an assumed debt/equity ratio and level of operating costs. The committed volumes and the tolls specified in the contract do not generate sufficient cash revenues in the early years to compensate Enbridge for the debt and equity returns as well as the cost of providing service; therefore, Enbridge is recording a receivable in these years. This treatment ensures that the revenue recognized each period is in accordance with the contract. This receivable is contractually guaranteed by the shipper and will be collected in the later years of the contract.

The Waupisoo Pipeline is a 380-kilometre (236-mile) synthetic and heavy oil pipeline that entered into service on May 31, 2008 and provides access to the Edmonton market for oil sands producers. The Waupisoo Pipeline initiates at Enbridge's Cheecham Terminal and terminates at its Edmonton Mainline

ENBRIDGE INC. ANNUAL INFORMATION FORM      9

Terminal. The pipeline is currently configured to transport 350,000 bpd, but is ultimately rated for a design capacity of 600,000 bpd, providing Enbridge with opportunities for economic expansion achieved through the addition of pump stations to the line.

Enbridge has a long-term (25-year) take-or-pay commitment with the four founding shippers on the pipeline who collectively have contracted for approximately one-third of the initial capacity on the line. The associated revenues provide for a modest return on equity with significant upside potential as incremental founder and third party volumes are added.

Spearhead Pipeline

The Spearhead Pipeline commenced delivery of crude oil from Chicago, Illinois to Cushing, Oklahoma in March 2006. The performance of this 125,000 bpd pipeline has continued to surpass Enbridge's expectations and, with the support of shippers, the Spearhead Pipeline Expansion is underway to increase capacity to 193,000 bpd.

Olympic Pipeline

In February 2006, Enbridge acquired a 65% interest in the Olympic Pipeline, which is the largest refined products pipeline in the State of Washington, transporting approximately 290,000 bpd of gasoline, diesel and jet fuel. The pipeline system extends approximately 480 kilometres (300 miles) from Blaine, Washington to Portland, Oregon, connecting four Puget Sound refineries to terminals in Washington and Portland. BP Pipelines (North America) Inc. is the operator of the pipeline system.

Southern Lights Pipeline

This pipeline received regulatory approval in Canada in the first quarter of 2008 and is currently under construction in both the United States and Canada. Upon completion, the 180,000 bpd, 20-inch diameter Southern Lights Pipeline will transport diluent from Chicago, Illinois to Edmonton, Alberta.

Feeder Pipelines and Other

Feeder Pipelines and Other primarily includes the NW System, which transports crude oil from Norman Wells in the Northwest Territories to Zama, Alberta; interests in a number of liquids pipelines in the United States; liquid tankage facilities; and business development costs related to Liquids Pipelines activities.

COMPETITIVE CONDITIONS

Competition among pipelines is based primarily on the cost of transportation, access to supply, the quality and reliability of service, contract carrier alternatives and proximity to markets. Other common carriers are available to producers to ship western Canadian liquids hydrocarbons to markets in either Canada or the United States. Competition could also arise from pipeline proposals that may provide access to market areas currently served by the Company's liquids pipelines. One such competitor is the Keystone Project sponsored by TransCanada Corporation to ship western Canadian crude oil into PADD II starting in 2009. The Company believes that its liquids pipelines are serving larger markets and provide attractive options to producers in the WCSB due to their competitive tolls and multiple delivery and storage points. Also, shippers are not required to enter into long-term shipping commitments on Enbridge's mainline system. The Company's existing right-of-way provides a competitive advantage as it can be difficult and costly to obtain new rights of way for new pipelines. The ITS and the Terrace Agreement on the Enbridge System provide throughput protection which insulates the Company from negative volume fluctuations beyond its control. The Lakehead System, owned by EEP, has no similar throughput protection on its existing system but will on the Southern Access and Alberta Clipper expansions.

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GAS PIPELINES

Gas Pipelines activities consist of investments in Alliance Pipeline US, Vector Pipeline and Enbridge Offshore Pipelines. Enbridge has joint control over these investments with one or more other owners. Enbridge owns a 50% interest in the U.S. portion of the Alliance System, a 60% interest in Vector Pipeline and interests ranging from 22% to 100% in the pipelines comprising Offshore.

ALLIANCE PIPELINE US

The Alliance System (Alliance), which includes both the Canadian and U.S. portions of the pipeline system, consists of an approximately 3,000-kilometre (1,875-mile) integrated, high-pressure natural gas transmission pipeline system and an approximately 730-kilometre (455-mile) lateral pipeline system and related infrastructure. Alliance transports liquids-rich natural gas from northeast British Columbia and northwest Alberta to Channahon, Illinois. The pipeline has firm service shipping contract capacity to deliver 1.325 billion cubic feet per day (bcf/d). EIF, described under Sponsored Investments, owns 50% of the Canadian portion of the Alliance System.

Alliance connects with Aux Sable, a natural gas liquids extraction facility in Channahon, Illinois. The natural gas may then be transported to two local natural gas distribution systems in the Chicago area and five interstate natural gas pipelines, providing shippers with access to natural gas markets in the Midwestern and Northeastern United States and Eastern Canada. Enbridge owns 42.7% of Aux Sable and its results are included under Gas Distribution and Services.

Alliance has long-term, take-or-pay contracts through 2015 to transport 1.305 bcf/d of natural gas or 98.5% of the total contracted capacity. Alliance has an additional 20 million cubic feet per day (mmcf/d) of natural gas contracted through 2010. These contracts permit Alliance to recover the cost of service, which includes operating and maintenance costs, the cost of financing, an allowance for income tax, an annual allowance for depreciation and an allowed return on equity. Each long-term contract may be renewed upon five years notice for successive one-year terms beyond the original 15-year primary term. Alliance Pipeline US operations are regulated by the FERC.

VECTOR PIPELINE

The Company provides operating services to, and holds a 60% joint venture interest in, Vector Pipeline, which transports natural gas from Chicago to Dawn, Ontario. Vector Pipeline has the capacity to deliver a nominal 1.2 bcf/d and is operating at or near capacity.

Vector Pipeline's primary sources of supply are through interconnections with the Alliance System and the Northern Border Pipeline in Joliet, Illinois. Approximately 58% of the long haul capacity of Vector Pipeline is committed to long-term, 15-year firm transportation contracts at rates negotiated with the shippers and approved by the FERC. The remaining capacity is sold at market rates and at various term lengths. Transportation service is provided through a number of different forms of service agreements such as Firm Transportation Service and Interruptible Transportation Service.

ENBRIDGE OFFSHORE PIPELINES

Enbridge Offshore Pipelines is comprised of 11 natural gas gathering and FERC-regulated transmission pipelines in five major corridors in the Gulf of Mexico, extending to deepwater frontiers. These pipelines include almost 1,500 miles (2,400 kilometres) of underwater pipe and onshore facilities and transported approximately 1.7 bcf/d during 2008.

The primary shippers on the Offshore systems are producers who execute life-of-lease commitments in connection with transmission and gathering service contracts. In exchange, Offshore provides firm capacity for the contract term at an agreed upon rate. The throughput volume generally reflects the lease's maximum sustainable production. The transportation contracts allow the shippers to define a maximum daily quantity (MDQ), which corresponds with the expected production life. The contracts typically have minimum throughput volumes which are subject to take-or-pay criteria but also provide the shippers with flexibility given advance notice criteria to modify the projected MDQ schedule to match current deliverability expectations.

ENBRIDGE INC. ANNUAL INFORMATION FORM      11

Increasingly, and reflecting recent setbacks from hurricanes, transportation contracts are beginning to reflect hurricane allowances to cover increased operating and repair costs.

The long-term transport rates established in the gathering and transmission service agreements are generally market-based but are established using a cost of service methodology, which includes operating cost, projected revenue generation directly tied to production deliverability and the appropriate cost of capital.

COMPETITIVE CONDITIONS

Alliance Pipeline US faces competition for pipeline transportation services to the Chicago area from both existing and proposed pipeline projects. Competing pipelines provide natural gas transportation services from the WCSB to distribution systems in the midwestern United States. In addition, there are several proposals to upgrade existing pipelines serving these markets. Any new or upgraded pipelines could either allow shippers greater access to natural gas markets or offer natural gas transportation services that are more desirable than those provided by the Alliance System. Shippers on Alliance Pipeline US have access to additional high compression delivery capacity at no additional cost, other than fuel requirements, serving to enhance Alliance Pipeline US' competitive position.

Vector Pipeline faces competition for pipeline transportation services to its delivery points from new or upgraded pipelines, which could offer transportation that is more desirable to shippers because of cost, supply location, facilities or other factors. Vector Pipeline has mitigated this risk by entering into long-term firm transportation contracts for approximately 58% of its capacity and medium-term contracts for the remaining capacity. These long-term firm contracts provide for additional compensation to Vector Pipeline if shippers do not extend their contracts beyond the initial term. The effectiveness of these mitigating factors is evidenced by the increased utilization of the pipeline since its construction, despite the presence of transportation alternatives.

There is competition for new and existing business in the Gulf of Mexico. Offshore has been able to capture key opportunities, positioning it to more fully utilize existing capacity. Offshore serves a majority of the strategically located deepwater host platforms and its extensive presence in the deepwater Gulf of Mexico has Offshore well positioned to generate incremental revenues, with modest capital investment, by transporting production from sub-sea development of smaller fields tied back to existing host platforms. Offshore is also able to construct pipelines to transport crude oil, diversifying the risk of declining production, as demonstrated with the newly constructed Neptune crude oil lateral. Given rates of decline, Offshore pipelines typically have available capacity resulting in significant and aggressive competition for new developments in the Gulf of Mexico.

GAS DISTRIBUTION AND SERVICES

Gas Distribution and Services consists of gas utility operations which serve residential, commercial, industrial and transportation customers, primarily in central and eastern Ontario, the most significant being EGD. It also includes natural gas distribution activities in Quebec, New Brunswick and New York State, the Company's investment in Aux Sable, a natural gas fractionation and extraction business, and the Company's Energy Services businesses.

ENBRIDGE GAS DISTRIBUTION

EGD is Canada's largest natural gas distribution company and has been in operation for more than 160 years. It serves approximately 1.9 million customers in central and eastern Ontario, southwestern Quebec and parts of northern New York State. EGD's utility operations are regulated by the Ontario Energy Board (OEB) and by the New York State Public Service Commission.

There are four principal interrelated aspects of the natural gas distribution business in which EGD is directly involved: Distribution Service, Gas Supply, Transportation and Storage.

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Distribution Service

EGD's principal source of revenue is from distribution of natural gas to customers. The services provided to residential, small commercial and industrial heating customers are primarily on a general service basis (without a specific fixed term or fixed price contract). The services provided to larger commercial and industrial customers are usually on an annual contract basis.

Gas Supply

To acquire the necessary volume of gas to service its customers, EGD maintains a diversified gas supply portfolio. During the year ended December 31, 2008, EGD acquired approximately 194.2 bcf (2007 – 184.9 bcf; 2006 – 156.9 bcf) of natural gas, of which 27.2% (2007 – 21.6%; 2006 – 23.8%) was acquired from Western Canadian producers, 45.6% (2007 – 47.3%; 2006 – 53.8%) was acquired from suppliers in Chicago and 27.2% (2007 – 31.1%; 2006 – 22.4%) was acquired on a delivered basis in Ontario.

Transportation

TransCanada Pipelines Ltd. (TransCanada) transports approximately 61.1% or 268.4 bcf of the annual natural gas supply requirements of the Company's customers. EGD has transportation service contracts with TransCanada for a portion of this requirement.

EGD relies on its long-term contracts with Union Gas Limited (Union) for transportation of gas from Dawn to EGD's major market in the Greater Toronto Area. The contracts effectively provide EGD with access to United States sourced natural gas at Dawn by the Vector Pipeline. The contracts also provide transportation for natural gas stored at EGD's and Union's storage pools in the Sarnia, Ontario area to the market area.

Storage

The business of EGD is highly seasonal as daily market demand for gas fluctuates with changes in weather, with peak consumption occurring in the winter months. Utilization of storage facilities permits EGD to take delivery of gas on favourable terms during off-peak summer periods for subsequent use during the winter heating season. This practice permits EGD to minimize the annual cost of transportation of gas from western Canada, assists in reducing its overall cost of gas supply and adds a measure of security in the event of short-term interruption of transportation of gas from western Canada to EGD's franchise area.

EGD's principal storage facilities are located in south-western Ontario, near Dawn, and have a total working capacity of approximately 102.4 bcf.

ENBRIDGE INC. ANNUAL INFORMATION FORM      13

Historical Operating Statistics

The following tables present certain statistics relating to the past three years of operations of EGD:

	2008	2007	2006

Gas supply and send out (million cubic feet (mmcf))
Natural gas purchased	193,315	184,850	156,850
Gas into storage	(100,019)	(102,327)	(75,224)
Gas out of storage	97,719	104,955	74,602

Total gas sendout	191,015	187,478	156,228
Transportation of gas	246,170	255,635	250,445

	437,185	443,113	406,673

Gas sales to customers (mmcf)	188,780	179,899	159,503
Transportation of gas	243,878	259,830	248,389

Total sales	432,658	439,729	407,892

Used by EGD	148	120	141
Other volumetric variations	4,379	3,264	(1,360)

	437,185	443,113	406,673

Average daily sendout (mmcf)	1,197	1,215	1,109
Average use per residential customer (thousand cubic feet)	97	99	93
Degree day deficiency [1]
Actual	3,802	3,659	3,355
Forecast based on normal weather	3,543	3,617	3,745

Number of active customers at year end [2]
Residential	1,114,878	1,062,008	1,007,058
Commercial	105,056	97,988	92,053
Industrial	3,912	3,732	3,549
Wholesale	1	1	1
Transportation	674,382	697,128	717,104

	1,898,229	1,860,857	1,819,765

New customer additions [3]	41,297	43,160	47,622

1
Degree day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes in EGD's franchise area. It is calculated by accumulating, for the fiscal period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

2
Active customers relate to the count of gas-consuming customers at the end of the period and include gas sales and transportation service customers. As the commodity cost of gas is flowed through to gas sales customers with no mark up, the composition of customers between gas sales and transportation service has no material impact on EGD's earnings.

3
New customer additions relate to new service lines installed during the period.

Incentive Regulation

Improving the regulatory environment is a key strategic thrust to provide greater operational and organizational flexibility. In 2008, EGD moved to an IR methodology, with 2007 as the base year for a five-year plan. Under IR, the distribution revenue requirement is based on a formulaic approach, using the prior year as the starting point.

The objectives of the IR plan are as follows:

  •  reduce regulatory costs with less time required;

  •  provide incentive for improved efficiency;

  •  provide more flexibility for utility management; and

  •  provide more stable rates.

14      ANNUAL INFORMATION FORM ENBRIDGE INC.

2009 Rate Adjustment Application

On September 26, 2008, EGD filed an application with the OEB to adjust rates for 2009 pursuant to the 2008 approved IR formula and to seek approval for specific changes to the Rate Handbook. Subject to OEB approval, the rate adjustment would be effective January 1, 2009. A settlement agreement containing all "as applied for" aspects of the formulaic component of the IR rate setting process was approved by the OEB on December 18, 2008.

2008 Rates

In 2007, EGD filed a rate application requesting a revenue cap incentive rate mechanism calculated on a revenue per customer basis for the 2008 to 2012 period. The OEB approved the Settlement Agreement (the Settlement) with customer representatives.

EGD received a fiscal 2008 final rate order from the OEB on May 15, 2008, approving the implementation of a change in rates effective July 1, 2008, which enabled EGD to recover the approved revenues retroactively to January 1, 2008. The final rate order also approved a change in customer billing to increase the fixed charge portion and decrease the per unit volumetric charge, with no material annual earnings impact. The fixed charge portion will increase progressively over the IR term.

2007 Rates

EGD's rates for 2007 were set under a cost of service methodology that allowed the revenues to be set to recover EGD's forecast costs. Forecast costs included natural gas commodity and transportation, operation and maintenance, amortization, municipal taxes, income taxes and the debt and equity costs of financing the rate base. The rate base is EGD's investment in all assets used in natural gas distribution, storage and transmission and an allowance for working capital. Under Cost of Service, it was the responsibility of EGD to demonstrate to the OEB the prudence of the costs it incurred or the activities it undertook.

Key elements of the OEB's 2007 rate decision, including issues previously settled and approved by the OEB, and previous decisions are summarized below:

Approved for	2007

Rate base (millions)	$3,745.7
Deemed common equity for regulatory purposes	36.00%
Rate of return on common equity	8.39%

For 2007, EGD was granted a 1% increase in the equity component of its deemed capital structure. The 36% deemed equity level is better reflective of changes in EGD's current business and financial risk relative to the earlier deemed equity level of 35%.

Competitive Conditions

Natural gas is the predominant fuel of choice in the residential heating market throughout EGD's franchise area. The primary competition for natural gas remains domestic fuel oil and electricity. Natural gas has continued to provide both environmental and price advantages, and this is expected to continue. During 2008, natural gas in the residential market experienced, on average, a price advantage on an equivalent annual volume basis of 39% (2007 – 43%) against electricity and 52% (2007 – 41%) against domestic fuel oil.

The Ontario franchise area remains one of the most rapidly growing regions in North America. While customer growth results in increased distribution volumes, it is partially offset by declining average annual consumption, resulting from energy efficiencies achieved through new technologies and building construction. In addition, conservation efforts by customers to partially mitigate the impact of higher natural gas commodity prices further contribute to the decline in annual average consumption.

ENBRIDGE INC. ANNUAL INFORMATION FORM      15

OTHER GAS DISTRIBUTION AND SERVICES BUSINESSES

Enbridge owns an equity interest in Noverco through ownership of 32.1% of the common shares and a cost investment in preferred shares. Noverco is a holding company that owns approximately 71.0% of Gaz Metro Limited Partnership (Gaz Metro), a publicly traded gas distribution company operating in the province of Quebec and the state of Vermont.

The Company owns 70.9% of, and operates, Enbridge Gas New Brunswick, which owns the natural gas distribution franchise in the province of New Brunswick. EGNB is constructing a new distribution system and has approximately 9,400 customers. Approximately 725 kilometres (450 miles) of distribution main has been installed with the capability of attaching approximately 30,000 customers.

Enbridge owns 42.7% of Aux Sable, a NGLs extraction and fractionation business near Chicago. Aux Sable owns and operates a plant at the terminus of the Alliance System. The plant extracts NGLs from the energy-rich natural gas transported on the Alliance System, as necessary, to meet the heat content requirements of local distribution companies, which require natural gas with less NGLs, or lower heat content, and to take advantage of positive commodity price spreads.

Aux Sable has an agreement with BP Products North America Inc. (BP) to sell its NGLs production to BP. In return, BP pays Aux Sable a fixed annual fee and a share of any net margin generated from the business in excess of specified natural gas processing margin thresholds (the upside sharing mechanism). In addition, BP compensates Aux Sable for all operating, maintenance and capital costs associated with the Aux Sable facilities subject to certain limits on capital costs. BP supplies, at its cost, all make-up gas and fuel supply gas to the Aux Sable facilities and is responsible for the capacity on the Alliance Pipeline held by an Aux Sable affiliate, at market rates. The agreement is for an initial term of 20 years, commencing January 1, 2006 and may be extended by mutual agreement for 10-year terms. If cumulative losses exceed a certain limit, BP will have the option to terminate the agreement, although Aux Sable has the right to reduce such losses to avoid termination.

Energy Services includes Gas Services and Tidal Energy, the Company's energy marketing businesses. Gas Services markets natural gas to optimize Enbridge's commitments on the Alliance and Vector Pipelines. It also has a growing business of providing fee-for-service arrangements for third parties, leveraging its marketing expertise and access to transportation capacity. Capacity commitments as of December 31, 2008 were 32.7 mmcf/d on the Alliance Pipeline (2.5% of total capacity) and 144 mmcf/d on Vector Pipeline (12.0% of total capacity). Capacity commitments as of December 31, 2007 were 32.2 mmcf/d on the Alliance Pipeline (2.0% of total capacity) and 162.1 mmcf/d on Vector Pipeline (16.4% of total capacity).

Earnings from Gas Services are dependent upon the basis (location) differentials between Alberta and Chicago, for Alliance Pipeline, and between Chicago and Dawn, for Vector Pipeline. To the extent the cost of transportation on these two pipelines exceeds the gas commodity basis differential, earnings will be negatively affected.

Tidal Energy provides crude oil and NGLs marketing services for the Company and its customers in a full range of condensate and crude oil types including light sweet, light and medium sours and several heavy grades. Tidal Energy transacts at many of the major North American market hubs and provides its customers with a variety of programs including flexible pricing arrangements, hedging programs, product exchanges, physical storage programs and total supply management, through the analysis and implementation of different transportation options, reduced quality differentials and tariff structures, and utilizing risk management pricing options. Tidal Energy's business involves buying, selling and storing large quantities of crude oil. Tidal Energy is primarily a physical barrel marketing company and in the course of its market activities, physical receipt or delivery shortfalls can create modest commodity exposures. Any open positions created from this physical business are tightly monitored by, and must comply with, the Company's formal risk management policies.

16      ANNUAL INFORMATION FORM ENBRIDGE INC.

SPONSORED INVESTMENTS

Sponsored Investments includes the Company's 27.0% ownership interest in EEP and a 41.9% voting interest in EIF. Enbridge manages the day-to-day operations of, and develops and assesses opportunities for each, including both organic growth and acquisition opportunities.

ENBRIDGE ENERGY PARTNERS

The Company has a combined 27.0% ownership in EEP, through a 2.0% general partner interest, a 13.9% interest in Class A units, a 3.4% interest in Class B units, a 5.5% interest in Class C units and a 2.2% interest in EEP via a 17.2% investment in EEM, which owns 14.7% of EEP via its 100% interest in EEP's i-units.

EEP owns and operates crude oil and liquid petroleum transmission pipeline systems, natural gas gathering and related facilities and natural gas marketing assets in the U.S. Significant assets include the Lakehead System, which is the extension of the Enbridge System in the U.S., natural gas gathering and processing assets in Texas, the mid-continent crude oil system, various interstate and intrastate natural gas pipelines and a crude oil feeder pipeline in North Dakota.

ENBRIDGE INCOME FUND

EIF's primary assets include a 50% interest in Alliance Pipeline Canada and the 100%-owned Enbridge Saskatchewan System, both acquired from the Company in 2003. Alliance Pipeline Canada is the Canadian portion of the Alliance System described in the Gas Pipelines segment above. The Enbridge Saskatchewan System owns and operates crude oil and liquids pipelines systems from producing fields in southern Saskatchewan and southwestern Manitoba connecting primarily with Enbridge's mainline pipeline to the United States.

EIF also owns interests in three wind power generation projects purchased from Enbridge in October 2006 and NR Green, a business that develops and operates waste-heat power generation projects at Alliance Pipeline Canada compressor stations.

Tax Fairness Plan

On June 22, 2007, the "Tax Fairness Plan" income trust taxation legislation, Bill C-52, received Royal Assent. Under the enacted legislation, a distribution tax of 29.5% will be imposed on Enbridge Income Fund starting in 2011, provided EIF limits its expansion to "normal growth" prior to 2011. The impact of the Tax Fairness Plan on the Fund's reported earnings was relatively small because most of the assets are rate regulated and future taxes are expected to be included in the approved rates charged to customers in the future. As enacted in its present form, the Tax Fairness Plan will, all other things being equal, likely result in a reduction of cash available for distribution by EIF commencing in 2011. With respect to the limitations on normal growth, the Company believes that the Fund should be able to fund its currently identified growth plans within the constraints of the "normal growth" rule.

INTERNATIONAL

International includes the Company's investment in, and management of, Oleoducto Central S.A. (OCENSA), a crude oil pipeline in Colombia as well as earnings from the Company's former interest in Compañía Logística de Hidrocarburos CLH, S.A., Spain's largest refined products transportation and storage business, prior to its sale. Other includes administration and business development.

OLEODUCTO CENTRAL S.A.

The Company owns a 24.7% interest in OCENSA, an investment on which the Company earns a fixed return. OCENSA is one of two main crude oil export pipelines within Colombia. Through a 100% owned entity, CITCol, the Company manages the pipeline and earns a fee for this service, which includes incentives for operating performance. In 2007, OCENSA made the final payments with respect to its original US$1.6 billion project debt financing. With no further debt servicing obligations OCENSA may opt to begin returning the Company's initial equity capital starting in 2009, in accordance with the terms of the project agreements.

ENBRIDGE INC. ANNUAL INFORMATION FORM      17

The OCENSA pipeline consists of 829 kilometres (515 miles) of 30-inch and 36-inch pipeline, pumping units, tankage and marine loading facilities, with a capacity to transport 525,000 bpd of crude oil. The pipeline links the Cuisiana and Cupiagua oilfields in the central interior of Colombia to the Port of Coveñas on the Caribbean coast. The Company earns a fixed rate of return on the OCENSA pipeline investment as well as operating fees, through its 100% interest in CITCol.

COMPAÑÍA LOGÍSTICA DE HIDROCARBUROS CLH, S.A.

On June 17, 2008, the Company sold its 25% equity interest in CLH. Proceeds from the disposal of the CLH investment were applied toward funding the Company's growth projects.

CORPORATE

Corporate includes new business development activities and investing and financing activities, including general corporate investments and financing costs not allocated to the business segments. This segment also includes new platforms currently being pursued by the Company including renewable energy (wind and solar), CO2 transportation and sequestration and Pathfinding initiatives. Pathfinding initiatives include pursuing investment in smaller start-up entities where that investment will enable the development of promising new technologies that complement the Company's core operations.

GENERAL

EMPLOYEES

At December 31, 2008, Enbridge employed 6,079 employees as set forth in the following table.

Liquids Pipelines	1,581
Gas Pipelines	63
Gas Distribution and Services [1]	2,160
Sponsored Investments [2]	2,040
International	14
Corporate	221

6,079

1
Although most of Enbridge's employees are non-unionized, included in Gas Distribution and Services are 687 employees of EGD who are unionized and are represented by the Communications, Energy and Paperworkers Union, Local 975 (CEPU) or the International Brotherhood of Electrical Workers, Local 97 (IBEW). The current collective agreement for CEPU expired in December 2008 and a new collective agreement is being negotiated. The terms of the prior agreement remain in force until the new agreement is ratified by the union members. The current collective agreement for IBEW expires February 2009.

2
Neither EEP nor EIF have employees and both use the services of the Company's wholly-owned subsidiaries for managing and operating their businesses.

CORPORATE SOCIAL RESPONSIBILITY

At Enbridge, a strong foundation of core values and corporate social responsibility policies and practices drives operational excellence. Enbridge defines Corporate Social Responsibility (CSR) as conducting business in a socially responsible and ethical way; protecting the environment and the health and safety of people; supporting human rights; and engaging, respecting and supporting the communities and cultures with which the Company works.

CORPORATE GOVERNANCE

A comprehensive system of stewardship and accountability is in place and functioning among directors, management and employees. Enbridge employs a variety of policies, programs and practices to manage corporate governance. Examples include the majority of the Board of Directors being independent; employee and Director compliance with the Company's Statement on Business Conduct; compliance with applicable Sarbanes-Oxley requirements and the Canadian securities regulators' corporate governance guidelines and rules; and the use of internal and external reviews and audits to assess each business segment's compliance with government regulations and our internal policies and management systems, and to provide guidance for making improvements. Additional information regarding Enbridge's Corporate Governance is contained in the Management Information Circular for its most recent annual meeting of shareholders.

18      ANNUAL INFORMATION FORM ENBRIDGE INC.

ENVIRONMENTAL PERFORMANCE

Climate change is an issue of strategic and operational importance to all Enbridge businesses, regardless of where they are located. The CSR Committee of the Company's Board of Directors has specific oversight responsibility for all climate change-related activities and the development of a carbon management strategy for the Company. The Climate Change Sub-Committee (CCSC), a management committee, meets regularly and provides a technical focus for the Company that supports all climate-change-related activities across the enterprise. The CCSC reviews business and environmental risks associated with climate change and identifies policies and actions to mitigate this risk. This committee also oversees the development of consistent internal methodologies for greenhouse gas (GHG) inventories and reporting, and approves the reporting protocols to be used. Enbridge has taken, or is taking, many steps to improve the quality of GHG reporting and performance including: undertaking an independent third-party audit of the GHG emissions data management system for the Canadian operations; investing in sustainable energy, including fuel cells, and studying the viability of deploying new technologies to help reduce the Company's GHG emissions; and replacing older cast iron pipe with new polyethylene mains at EGD.

Although the Company carries out spill prevention and detection and preventive maintenance programs as part of comprehensive integrity management of the pipelines and facilities, spills of crude oil and petroleum products are not unusual within the liquids pipeline industry and the Company has experienced such spills in the past. Historic spills along the pipeline system may have resulted in soil or groundwater contamination where further remediation may be required.

Enbridge continues to voluntarily investigate past leak sites to assess whether any remediation of contaminated lands is required in light of current legislation, in consultation with regulatory agencies and landowners. Also, when a spill does occur, Enbridge routinely conducts a formal de-brief to share lessons learned both locally and across the Company. Communication programs keep property owners and neighbours along rights-of-way informed about the system and enlist their help in the prevention, detection and safe response to pipeline spills.

As noted above, the Company has ongoing monitoring and maintenance programs for its pipelines that contribute to their safe operation. Enbridge endeavors to be a leader in pipeline and system integrity by:

  •  implementing rigorous preventive maintenance programs;

  •  pursuing and supporting technology research;

  •  participating in industry forums to share and exchange knowledge;

  •  contributing to the development of national pipeline safety standards and industry recommended practices;

  •  providing technical advisory and training services to pipeline operators around the world; and

  •  supporting state and provincial excavation one-call efforts to reduce the risk of third-party damage to pipelines.

The Company has set corporate leak-reduction targets across the Liquids Pipelines segment, with performance goals now linked to corporate and individual assessment and compensation. Leak-reduction teams, small-piping integrity initiatives and changes to engineering standards have all contributed to reductions in reportable leaks at pipeline facilities since 2004. Enbridge's strong focus on advancing pipeline integrity is aimed at technological advances as well as understanding the science of how to find, mitigate and prevent leaks or ruptures on the pipeline systems.

Enbridge is also committed to helping customers use energy more wisely. Between 1995 and the end of 2008, EGD was successful in helping its customers reduce their natural gas consumption by approximately 155.4 bcf through participation in its demand side management programs. This reduction translates into the avoidance of approximately 8.4 million tonnes of GHG emissions being released into the atmosphere.

Other environmental initiatives include: continually looking for opportunities to update gas facilities and pipelines in ways that contribute to operating, environmental and safety goals; incorporating ways to

ENBRIDGE INC. ANNUAL INFORMATION FORM      19

conserve wildlife habitat into project planning and maintenance activities; and reducing energy use through efficiency improvements and conservation efforts.

All of the Company's operations are subject to federal, provincial, state or local laws and regulations related to environmental protection and operational safety. To the best of the Company's knowledge, the operations of all affiliated systems are in material compliance with applicable environmental and safety regulations. Enbridge cannot impose policies and procedures on the entities it does not operate; however, these entities are still required to comply with the applicable laws and regulations of their country.

SOCIAL PERFORMANCE

Support for universal human rights is one of Enbridge's core CSR principles and it has reinforced this principle with comprehensive policies and practices addressing human rights. For example, Enbridge was one of the first Canadian companies to adopt the internationally recognized Voluntary Principles on Security and Human Rights (Voluntary Principles), which stress the importance of promoting and protecting human rights throughout the world and the constructive role business and civil society – including non-governmental organizations, labour and trade unions and local communities – can play in advancing these goals. The Voluntary Principles guide companies in maintaining the safety and security of their operations within an operating framework that promotes respect for human rights and fundamental freedoms.

Stakeholder relations involves developing and maintaining positive relationships with employees; contractors; suppliers; customers; landowners; investors; environmental groups; business partners; government agencies and regulators; provincial, state and federal legislators; local officials; community residents; and the media. Enbridge engages with stakeholders in many ways, including proactive communication and consultation programs to support the unprecedented number of new construction projects being undertaken and promoting public awareness regarding existing facilities.

Enbridge makes voluntary contributions to charitable and non-profit organizations in the areas of education, health, environment, social services, arts and culture, community leadership and volunteerism. The Company focuses on using dollars, partnerships and human capital to support organizations that contribute to the economic and social development of communities where Enbridge employees live and work.

FINANCIAL AND OPERATIONAL EFFECTS

Risks of significant costs and liabilities are inherent in the nature of the Company's operations and there can be no assurance that such costs and liabilities will not be incurred.

The environmental protection requirements applicable to the Company do not adversely affect the operations, competitive position, capital expenditures program or level of earnings. However, the risk of substantial liabilities is inherent in the Company's operations and there can be no assurance that such liabilities will not be incurred. Regular internal reviews and audits are conducted to assess compliance with legislation and Company policy. Enbridge believes that its operations are in material compliance with all applicable safety and environmental regulations governing their operations.

RISK FACTORS

A discussion of the Company's risk factors can be found in the 2008 Year End MD&A under the subheading "Business Risks" for each of the five operating segments as well as under the heading "Risk Management".

20      ANNUAL INFORMATION FORM ENBRIDGE INC.

DIVIDENDS

The declaration of dividends is at the discretion of the Board of Directors and is approved quarterly. Despite the current economic conditions, the Company continues to target a pay out of approximately 60% to 70% of adjusted operating earnings as dividends. Dividends on the Preferred Shares, Series A, are fixed and are paid quarterly.

There are no restrictions that currently prevent the Company from paying dividends. However, in the event of liquidation, dissolution or winding-up of the Company, the preferred shareholders have priority in the payment of dividends over the common shareholders. As well, restrictions in the credit or financing agreements entered into by the Company or the provisions of applicable law may preclude the payment of dividends in certain circumstances.

(Canadian dollars per share)	2008	2007	2006

Common Shares	1.3200	1.2300	1.1500
Preferred Shares, Series A	1.3750	1.3750	1.3750

DESCRIPTION OF CAPITAL STRUCTURE

SHARE CAPITAL

Enbridge's authorized share capital consists of an unlimited number of Common Shares with no par value and an unlimited number of preferred shares. At Year End, there were 373.0 million Common Shares and 5.0 million Series A Preferred Shares issued and outstanding.

Common Shares

The holders of the Common Shares are entitled to receive dividends if, as and when declared by the Board of Directors of the Company. The holders of the Common Shares are entitled to receive notice of and to attend all meetings of shareholders and are entitled to one vote per Common Share held at all such meetings. In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will be entitled to participate ratably in any distribution of the assets of the Company.

The Company has a Shareholder Rights Plan that is designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person and any related parties, acquires or announces the intention to acquire 20% or more of the Company's outstanding common shares without complying with certain provisions set out in the plan or without approval of the Company's Board of Directors. Should such an event occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase Common Shares of the Company at a 50% discount to the market price at that time. The plan was reconfirmed at the 2005 and 2008 annual meetings of shareholders and must be reconfirmed at every third annual meeting thereafter. The renewal of this plan will be proposed for approval at the 2011 shareholders' meeting.

Enbridge's Dividend Reinvestment and Share Purchase Plan enables registered shareholders of the Company to purchase additional common shares by reinvesting all of the cash dividends paid on the common shares and also by making optional cash payments of up to $5,000 per quarter, in both cases without incurring brokerage or other transaction expenses. Effective with dividends payable on March 1, 2008, participants in the Company's Dividend Reinvestment and Share Purchase Plan receive a 2% discount on the purchase of Common Shares with reinvested dividends.

Enbridge also has stock-based compensation plans that allow employees to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plan are generally fully exercisable after four years and expire ten years after the grant date.

ENBRIDGE INC. ANNUAL INFORMATION FORM      21

Preferred Shares

The 5.0 million 5.5% Cumulative Redeemable Preferred Shares, Series A are entitled to fixed, cumulative, quarterly preferential dividends of $1.375 per share per year. The Company may, at its option, redeem all or a portion of the outstanding preferred shares for $25.00 per share plus all accrued and unpaid dividends.

Preferred Shares may be issued in one or more series. The Board of Directors may determine the designation, rights, privileges, restrictions and conditions attached to each series of Preferred Shares before the issue of such series. Holders of the Preferred Shares are not entitled to vote at any meeting of the shareholders of the Company, except as required by law. The Preferred Shares are entitled to priority over the Common Shares of the Company with respect to the payment of dividends and the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the Company's affairs.

RATINGS

The following table sets forth the ratings assigned to the Company's Preferred Shares, Series A, Medium-Term Notes (MTNs) and Unsecured Debt and Commercial Paper by Dominion Bond Rating Service Limited (DBRS), Moody's Investor Services, Inc. (Moody's) and Standard & Poor's Ratings Services (S&P).

	DBRS		Moody's	S&P

Preferred Shares, Series A	Pfd-2 (low)	[1]	Baa3	BBB
MTNs and Unsecured Debt	A	[1]	Baa1	A-
Commercial Paper	R-1 (low)		Not Rated	A-1 (low)
Rating Outlook	Negative	[1]	Stable	Stable

1
On November 6, 2007, DBRS placed Enbridge's long-term debt and preferred share ratings on Negative trend; commercial paper remained on a stable outlook.

The credit ratings accorded by these rating agencies are not recommendations to purchase, hold or sell the shares or securities and such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. A description from the rating agency for each credit rating listed in the table above is set out below.

Dominion Bond Rating Service

DBRS has different rating scales for short and long-term debt and preferred shares. "High" or "low" grades are used to indicate the relative standing within a rating category. The absence of either a "high" or "low" designation indicates the rating is in the "middle" of this category. The Pfd-2 (low) rating assigned to Enbridge's Preferred Shares is the second highest of six rating categories for preferred shares. Preferred shares rated Pfd-2 are of satisfactory credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. The A rating assigned to Enbridge's MTNs and unsecured debentures is the third highest of eight categories for long-term debt. Long-term debt rated A is of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities.

While A is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities. The R-1 (low) rating assigned to Enbridge's commercial paper is the third highest of ten rating categories and indicates satisfactory credit quality. The overall strength and outlook for key liquidity, debt and profitability ratios is not normally as favorable as with higher rating categories, but these considerations are still respectable. Any qualifying negative factors that exist are considered manageable, and the entity is normally of sufficient size to have some influence on its industry.

22      ANNUAL INFORMATION FORM ENBRIDGE INC.

Moody's Investor Services

Moody's has different rating scales for short and long-term obligations. Numerical modifiers 1, 2 and 3 are applied to each rating classification, with 1 being the highest and 3 being the lowest. The Baa3 rating assigned to Enbridge's Preferred Shares and the Baa1 rating assigned to Enbridge's MTNs and unsecured debentures is the fourth highest of nine rating categories for long-term obligations. Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and, as such, may possess certain speculative characteristics.

Standard & Poor's

S&P has different rating scales for short and long-term obligations. Ratings may be modified by the addition of a plus (+) or a minus (-) sign to show the relative standing within a particular rating category. The BBB rating assigned to Enbridge's preferred shares is the fourth highest of eleven rating categories for long-term obligations. An obligor rated BBB has adequate capacity to meet its financial commitments; however, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The A- rating assigned to Enbridge's MTNs and unsecured debentures is the third highest of eleven rating categories. An A rating indicates the obligor has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories. The rating of A-1 assigned to Enbridge's commercial paper is the highest of nine rating categories for short-term obligations. An obligor rated A-1 has strong capacity to meet its financial commitments.

MARKET FOR SECURITIES

The Common Shares of the Company are traded on the Toronto Stock Exchange (TSX) in Canada, the principal market for Enbridge's common shares, and on the New York Stock Exchange (NYSE) in the U.S. under the symbol ENB. The following table sets forth the monthly price range and volume traded for Enbridge's Common Shares on the TSX and NYSE.

	TSX (ENB.TO)				NYSE (ENB)
	High ($)	Low ($)	Close ($)	Volume Traded	High (US$)	Low (US$)	Close (US$)	Volume Traded

January 2008	40.58	36.25	40.09	16,441,700	40.70	35.59	39.81	6,958,900
February 2008	41.90	39.01	40.55	22,334,200	43.16	38.65	41.20	6,089.900
March 2008	42.95	38.96	42.33	18,977,200	42.92	37.92	41.16	7,419,800
April 2008	43.11	41.06	41.42	19,285,100	42.65	40.36	41.18	4,838,100
May 2008	45.57	41.20	44.24	21,987,400	46.21	40.25	44.62	4,164,000
June 2008	46.27	43.22	44.06	21,096,200	46.76	42.75	43.18	6,603,700
July 2008	45.85	41.02	44.93	17,151,500	44.81	40.30	43.88	7,544,000
August 2008	45.57	42.52	44.53	18,923,100	44.19	40.09	41.94	6,603,900
September 2008	44.65	37.50	39.38	39,628,600	41.76	35.97	38.09	16,107,300
October 2008	42.41	33.10	41.86	37,728,900	38.90	26.31	34.60	25,471,700
November 2008	43.00	33.80	38.10	26,485,600	37.37	26.29	29.60	15,389,200
December 2008	40.19	35.75	39.56	32,404,400	33.40	28.33	32.47	19,340,400

ENBRIDGE INC. ANNUAL INFORMATION FORM      23

In addition, the Company's Preferred Shares, Series A are traded on the TSX under the symbol ENB-PA.TO. The following table sets forth the monthly price range and volume traded for Enbridge's Preferred Shares.

	High ($)	Low ($)	Close ($)	Volume Traded

January 2008	26.09	24.25	25.05	45,800
February 2008	25.70	25.05	25.05	33,100
March 2008	25.47	24.45	24.55	43,100
April 2008	24.89	24.36	24.66	75,600
May 2008	25.00	24.30	24.50	130,100
June 2008	24.87	24.01	24.09	67,000
July 2008	24.83	22.49	23.45	118,300
August 2008	24.13	23.30	23.63	91,000
September 2008	24.00	23.25	23.25	408,400
October 2008	23.50	21.00	22.99	145,600
November 2008	23.85	19.00	21.24	73,300
December 2008	24.74	19.05	24.19	91,500

The following table outlines the securities issued by the Company and its wholly-owned subsidiaries during 2008 that are not listed or quoted on an exchange. These are in the form of unsecured medium term notes.

Issuer	Principal Amount	Coupon	Issue Date	Maturity Date	Issue Price

	(millions)
Enbridge Pipelines Inc.	$300	6.62%	November 19, 2008	November 19, 2018	$99.957
Enbridge Gas Distribution Inc.	$200	5.57%	November 12, 2008	January 29, 2014	$99.982

There are no provisions associated with this debt that entitle debt holders to voting rights. From time to time, the Company also issues commercial paper for various terms. Enbridge also has credit facilities that bear interest at market rates.

Also, on February 2, 2007, Enbridge closed the issuance of 13.5 million Common Shares for $38.75 per share to the public and issued 1.5 million Common Shares to Noverco for $38.75 per share. Net proceeds from both offerings totaled $566.4 million.

24      ANNUAL INFORMATION FORM ENBRIDGE INC.

CREDIT FACILITIES

Credit facilities carry a weighted average standby fee of 0.252% per annum on the unused portion and draws bear interest at market rates. Certain credit facilities serve as a backstop to the commercial paper programs and the Company has the option to extend the facilities, which are currently set to mature from 2009 to 2014.

December 31, 2008	Expiry Dates	Total Facilities	Credit Facility Draws	Commercial Paper Backstop	Available

(millions of Canadian dollars)
Liquids Pipelines	2010 - 2011	1,300.0	525.5	–	774.5
Gas Distribution and Services	2009 - 2010	1,014.7	11.1	874.5	129.1
Corporate [1]	2010 - 2013	4,185.8	962.3	1,075.1	2,148.4

		6,500.5	1,498.9	1,949.6	3,052.0

Southern Lights project financing [2]	2014	2,028.1	1,358.9	–	669.2

Credit facilities		8,528.6	2,857.8	1,949.6	3,721.2

1
Total facilities exclusive of $49.0 million commitment of Lehman Brothers Bank given the bankruptcy filing of its parent in September 2008.

2
Total facilities inclusive of $140.2 million which is available if certain conditions related to the project are met.

DIRECTORS AND OFFICERS

As at January 31, 2009, the directors and all officers of Enbridge (including the executive officers listed below) as a group beneficially owned, directly or indirectly, 1,403,263 Common Shares of the Company, representing less than 1% of the issued and outstanding Common Shares on that date. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually. The directors and officers do not beneficially own, directly or indirectly, any voting securities of any subsidiary of the Company.

DIRECTORS

The following table sets forth the names of the Directors of Enbridge Inc. on February 13, 2009, their municipalities of residence, their respective principal occupations within the five preceding years and the year from which they first became a Director of the Company (except where otherwise noted). Each Director who is elected holds office until the next annual meeting of shareholders or until a successor is duly elected or appointed.

Name and Place of Residence	Principal Occupation During the Five Preceding Years	Director Since [1]

David A. Arledge Naples, Florida USA	Corporate Director. Chair of the Board of Directors of Enbridge Inc. since 2005.	2002
James J. Blanchard [2] Beverly Hills, Michigan USA	Chairman, Government Affairs, DLA Piper U.S., LLP (law firm) since June, 2006. United States Ambassador to Canada from 1993 to 1996.	1999
J. Lorne Braithwaite Thornhill, Ontario Canada	Corporate Director. President and Chief Executive Officer of Cambridge Shopping Centres Limited (developer and manager of retail shopping malls in Canada) from 1978 to 2001.	1989
Patrick D. Daniel Calgary, Alberta Canada	President and Chief Executive Officer of Enbridge since January 2001.	2000
J. Herb England Naples, Florida USA	Chairman and Chief Executive Officer of Stahlman-England Irrigation Inc. (contracting company) since January 2000.	2007

ENBRIDGE INC. ANNUAL INFORMATION FORM      25

David A. Leslie Toronto, Ontario Canada	Corporate Director. Chairman and Chief Executive Officer of Ernst & Young LLP (public accounting firm) from 1999 to 2004.	2005
Robert W. Martin [3] Toronto, Ontario Canada	Corporate Director.	1992
George K. Petty San Luis Obispo, California USA	Corporate Director.	2001
Charles E. Shultz Calgary, Alberta Canada	Chairman and Chief Executive Officer of Dauntless Energy Inc. (private oil and gas corporation) since 1995.	2004
Dan C. Tutcher Houston, Texas USA	Corporate Director. Group Vice President, Transportation South of Enbridge Inc., President of Enbridge Energy Company, Inc. and Enbridge Energy Management L.L.C. from 2001 to 2006.	2006
Catherine L. Williams Calgary, Alberta Canada	Corporate Director. Chief Financial Officer of Shell Canada Limited from 2003 to 2007. Controller of Shell Europe Oil Products from 2001 to 2003.	2007

1
"Director Since" refers to the year the person named was elected or appointed as a Director of the Company or of its predecessor parent, Interprovincial Pipe Line Inc.

2
On April 10, 2006, the Ontario Securities Commission (OSC) issued a temporary cease trade order against Bennett Environmental Inc. (Bennett), and subsequently a cease trade order on April 24, 2006, after Bennett failed to file its annual financial statements and related management's discussion and analysis for the year ended December 31, 2005. Under such orders, certain directors, officers and insiders of Bennett, including Governor Blanchard, were prohibited from trading Bennett securities until the OSC was in receipt of the necessary filings. Bennett made the requisite filings on or about May 30, 2006 and the cease trade order lapsed on June 19, 2006. Governor Blanchard resigned from Bennett on August 7, 2006.

3
On December 2, 2003, the OSC issued a temporary cease trade order against Atlas Cold Storage Income Trust (Atlas), and subsequently a cease trade order on December 15, 2003, after Atlas failed to file its interim financial statements for its nine-month period ended September 30, 2003. Under such orders, certain trustees, including Mr. Martin, were prohibited from trading Atlas trust units until the OSC was in receipt of the necessary filings. Atlas made the requisite filings on January 27, 2004 and the cease trade order lapsed on February 2, 2004. Mr. Martin did not stand for re-election as a Trustee of Atlas at the Atlas annual meeting held in June 2004.

Enbridge has four committees of the Board of Directors: (1) Audit, Finance & Risk Committee (AFR Committee); (2) Governance Committee; (3) Human Resources & Compensation Committee (HRC Committee); and (4) Corporate Social Responsibility Committee. The members of each of these committees, as of Year End, are identified below:

Director	AFR Committee	Governance Committee	HRC Committee	CSR Committee

David A. Arledge		✓	✓
James J. Blanchard		✓		Chair
J. Lorne Braithwaite			✓	✓
Patrick D. Daniel
J. Herb England	✓	✓
David A. Leslie	Chair	✓
Robert W. Martin	✓		✓
George K. Petty	✓	Chair
Charles E. Shultz	✓		Chair
Dan C. Tutcher		✓		✓
Catherine L. Williams	✓			✓

26      ANNUAL INFORMATION FORM ENBRIDGE INC.

OFFICERS

The following table sets forth the names of the executive officers, their current office with the Company on February 13, 2009, their municipality of residence and their principal occupations for the five preceding years.

Name and Place of Residence	Present Position Held	Principal Occupation During the Five Preceding Years

Patrick D. Daniel Calgary, Alberta Canada	President & Chief Executive Officer	President & Chief Executive Officer since January 2001.
J. Richard Bird Calgary, Alberta Canada	Executive Vice President, Chief Financial Officer & Corporate Development	Executive Vice President, Chief Executive Officer & Corporate Development since January 2008. Executive Vice President, Liquids Pipelines from May, 2006 to January 2008. Group Vice President, Liquids Pipelines from May 2005 to May 2006. Group Vice President, Transportation North from May 2001 to May 2005.
Stephen J.J. Letwin The Woodlands, Texas USA	Executive Vice President, Gas Transportation & International	Executive Vice President, Gas Transportation & International since May 2006. Group Vice President, Gas Strategy & Corporate Development from April 2003 to May 2006. Group Vice President, Distribution & Services from September 2000 to April 2003.
Al Monaco Calgary, Alberta Canada	Executive Vice President, Major Projects	Executive Vice President, Major Projects since January 2008. President, Enbridge Gas Distribution Inc. from September 2006 to January 2008. Senior Vice President, Corporate Planning & Development from June 2003 to September 2006.
Stephen J. Wuori Calgary, Alberta Canada	Executive Vice President, Liquids Pipelines	Executive Vice President, Liquids Pipelines since January 2008. Executive Vice President, Chief Financial Officer & Corporate Development from May 2006 to January 2008. Group Vice President & Chief Financial Officer from April 2003 to May 2006.
Bonnie D. DuPont Calgary, Alberta Canada	Group Vice President, Corporate Resources	Group Vice President, Corporate Resources since September 2000.
David T. Robottom Calgary, Alberta Canada	Group Vice President, Corporate Law	Group Vice President, Corporate Law since June 2006. Partner, Stikeman Elliott LLP (law firm) from February 2004 to May 2006. Partner, Fraser Milner Casgrain LLP (law firm) to January 2004. Chief Executive Officer, Fraser Milner Casgrain LLP to January 2003.
Leigh S. Cruess Calgary, Alberta Canada	Senior Vice President, Energy Marketing & International	Senior Vice President, Energy Marketing & International since October 2008. Senior Vice President, International & Gas Services from January 2008 to October 2008. Senior Vice President, International from September 2006 to January 2008. Vice President, Financial Services from April 2003 to September 2006.

ENBRIDGE INC. ANNUAL INFORMATION FORM      27

James A. Schultz Calgary, Alberta Canada	Senior Vice President, New Ventures	Senior Vice President, New Ventures since September 2006. Senior Vice President from April 2003 to September 2006. President of Enbridge Gas Distribution Inc. from June 2001 to September 2006.
John K. Whelen Calgary, Alberta Canada	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development since September 2006. Vice President & Treasurer from February 2002 to August 2006.

CONFLICTS OF INTEREST

Directors and officers of Enbridge and its subsidiaries are required to disclose the existence of potential conflicts in accordance with Enbridge policies governing directors and officers and in accordance with the Canada Business Corporations Act. Although some of the directors sit on boards or may be otherwise associated with companies that ship crude oil and/or natural gas on Enbridge's pipeline systems, Enbridge as a common carrier in Canada cannot, under its tariff, deny transportation service to a credit-worthy shipper. Further, due to the specialized nature of the industry, Enbridge believes it is important for its Board to be composed of qualified and knowledgeable directors, so some of them must come from oil and gas producers and shippers; the Governance Committee closely monitors relationships among directors to ensure that business associations do not affect the Board's performance. In a circumstance where a director declares an interest in any material contract or material transaction being considered at a meeting, the director generally absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

AUDIT, FINANCE & RISK COMMITTEE

The Audit, Finance & Risk Committee's Terms of Reference are attached to this AIF as Appendix A and can also be found on the Company's website at www.enbridge.com.

RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS

The members of the AFR Committee at Year End were David A. Leslie (Chair), J. Herb England, Robert W. Martin, George K. Petty, Charles E. Shultz and Catherine L. Williams. The Board believes the composition of the AFR Committee reflects a high level of financial literacy and expertise. Each member of the AFR Committee has been determined by the Board to be "independent" and "financially literate" as those terms are defined under Canadian and U.S. securities laws and NYSE requirements.

In addition, the Board has determined that Messrs. England and Leslie and Ms. Williams are each an "Audit Committee Financial Expert" as that term is defined under U.S. securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the AFR Committee. The following is a description of the education and experience, apart from their respective roles as Directors of Enbridge, of each member of the AFR Committee that is relevant to the performance of his or her responsibilities as a member of the AFR Committee.

David A. Leslie, F.C.A.

Mr. Leslie is a chartered accountant and in his career of over 30 years, he was, among other things, personally involved in and then an active supervisor of persons engaged in preparing, auditing, analyzing and evaluating financial statements. He is the former Chairman and Chief Executive Officer of Ernst & Young LLP. He is also a director and member of the audit committees of Enbridge Gas Distribution Inc. (a subsidiary of Enbridge Inc.), Crombie REIT, Empire Company Limited, Sobeys Inc. (a subsidiary of Empire Company Limited), and Imris Inc. The NYSE Corporate Governance Standards requires that listed companies disclose if any member of the audit committee serves on more than three public companies' audit committees. While Mr. Leslie does serve on more than three audit committees, he is no longer employed on a full-time basis and the Board believes that his service on these audit committees enhances and does not impair his ability to serve on the Enbridge audit committee.

28      ANNUAL INFORMATION FORM ENBRIDGE INC.

J. Herb England

Mr. England acquired extensive financial experience and exposure to accounting and financial issues during a lengthy career with the John Labatt Limited group of companies, including as Chief Financial Officer of John Labatt Limited. He is currently Chairman and Chief Executive Officer of Stahlman-England Irrigation Inc., a contracting company in Florida.

Robert W. Martin

Mr. Martin acquired significant financial experience and exposure to accounting and financial issues as President, Chief Executive Officer and director of various corporations and in various finance positions. He was the President and Chief Executive Officer of Consumers Gas Company (now Enbridge Gas Distribution Inc.) where he was responsible for financial aspects related to that corporation. He has acted as a member and Chair of other audit committees, and currently serves as Chair of the audit committee of HSBC Bank Canada.

George K. Petty

Mr. Petty acquired significant financial experience and exposure to accounting and financial issues during his lengthy business career, which included serving as President and Chief Executive Officer of Telus Corporation from 1994 to 1999. He has acted as a member of other U.S. and Canadian audit committees.

Charles E. Shultz

Mr. Shultz acquired significant financial experience as a business executive and board member of several large Canadian and U.S. public companies. He served as President and Chief Executive Officer of Gulf Canada Resources Limited from 1990 to 1995 and has served as a director and Chairman of Canadian Oil Sands Limited since its inception.

Catherine L. Williams

Ms. Williams held senior finance positions during a 30-year career in business which included international experience. She worked for 20 years in the Shell group of companies, including as Chief Financial Officer of Shell Canada Limited from 2003 to 2007 and as Controller of Shell Europe Oil Productions from 2001 to 2003.

PRE-APPROVAL POLICIES AND PROCEDURES

The AFR Committee has adopted a policy that requires pre-approval by the Committee of any services to be provided by the auditors, whether audit or non-audit services. The policy prohibits the Company from engaging the auditors to provide the following non-audit services:

  •  bookkeeping or other services related to accounting records and financial statements;

  •  financial information systems design and implementation;

  •  appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

  •  actuarial services;

  •  internal audit outsourcing services;

  •  management functions or human resources;

  •  broker or dealer, investment adviser, or investment banking services;

  •  legal services; and

  •  expert services unrelated to the audit.

The AFR Committee believes that the policy will protect the Company from the potential loss of independence of the external auditors. The AFR Committee has also adopted a policy which prohibits the Company from hiring former employees of the auditors who provided more than 10 hours of audit, review or attest services for the Company or its subsidiaries within the one year preceding the commencement of the audit of the current year's financial statements.

A copy of the policies and procedures applicable to the pre-approval of non-audit services by the Company's external auditors may be obtained from the Corporate Secretary of the Company by sending a written request to 3000, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8, by faxing a written request to (403) 231-5929, by calling (403) 231-3900 or by sending an e-mail request to corporatesecretary@ enbridge.com.

ENBRIDGE INC. ANNUAL INFORMATION FORM      29

EXTERNAL AUDITOR SERVICES – FEES

The following table sets forth all services rendered by the auditors, PricewaterhouseCoopers (PwC), by category, together with the corresponding fees billed by the auditors for each category of service for the financial years ended December 31, 2008 and 2007.

	2008	2007	Description of Fee Category

Audit Fees	$3,790,563	$3,700,662	Represents the aggregate fees billed by the Company's auditors for audit services.
Audit-Related Fees	280,944	269,296	Represents the aggregate fees billed for assurance and related services by the Company's auditors that are reasonably related to the performance of the audit or review of the Company's financial statements and are not included under "Audit Fees". During fiscal 2008 and 2007, the services provided in this category included due diligence related to prospectus offerings, technical guidance, and other items.
Tax Fees	429,539	255,929	Represents the aggregate fees billed for professional services rendered by the Company's auditors for tax compliance, tax advice and tax planning.
All Other Fees	146,383	88,354	Represents the aggregate fees billed for products and services provided by the Company's auditors other than those services reported under "Audit Fees", "Audit Related Fees" and "Tax Fees", including Canadian Public Accountability Board fees, French translation work and process reviews.

Total Fees	$4,647,429	$4,314,241

LEGAL PROCEEDINGS

Information related to Enbridge's legal proceedings can be found in Note 29, "Commitments and Contingencies" to the 2008 Audited Annual Consolidated Financial Statements.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of Enbridge, or associate or affiliate of these persons, has any material interest, direct or indirect, in any transaction within the last three years that has materially affected or will materially affect Enbridge.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Company's Common Shares is CIBC Mellon Trust Company:

In Canada:
 CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone: 1-800-387-0825 or
416-643-5000 outside of North America
Website: www.cibcmellon.com/investorinquiry	In the U.S.: BNY Mellon Shareowner Services 480 Washington Blvd. Jersey City, New Jersey U.S.A. 07310

30      ANNUAL INFORMATION FORM ENBRIDGE INC.

The registrar and transfer agent for the Company's Preferred Shares, Series A is CIBC Mellon Trust Company:

In Canada:
 CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone: 1-800-387-0825 or
416-643-5000 outside of North America
Website: www.cibcmellon.com/investorinquiry

MATERIAL CONTRACTS

Enbridge has not entered into any material contracts outside the ordinary course of business.

INTERESTS OF EXPERTS

The Company's auditors are PricewaterhouseCoopers LLP, Chartered Accountants (PwC). PwC has issued an auditors' report in respect of Enbridge's consolidated financial statements, with accompanying notes, as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008. PwC has also provided an opinion on the effectiveness of internal control over financial reporting as at December 31, 2008. Both of these opinions are dated February 12, 2009.

PwC has advised that it is independent with respect to Enbridge within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the rules of the U.S. Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information about Enbridge is available on our website at www.enbridge.com and on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com in Canada, and on the U.S. Securities and Exchange Commission's website (EDGAR) at www.sec.gov. The aforementioned information is made available in accordance with legal requirements and is not incorporated by reference into this AIF.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Management Information Circular for our most recent annual meeting of shareholders at which directors were elected.

Additional financial information is provided in Enbridge's Consolidated Financial Statements and MD&A for the most recently completed financial year.

Enbridge Gas Distribution Inc.

Additional information about EGD can be found in its AIF, Financial Statements and MD&A which have been filed with Canadian Securities Regulatory Authorities and are available at www.sedar.com. These documents are not incorporated by reference into this AIF.

Enbridge Energy Partners, L.P. and Enbridge Energy Management, L.L.C.

Additional information about EEP and EEM can be found in their Annual Reports on Form 10-K that have been filed with the U.S. Securities and Exchange Commission. These documents contain detailed disclosure with respect to each entity and are publicly available at www.sec.gov. No part of the Form 10-K filed by EEP or by EEM is incorporated by reference into this AIF.

Enbridge Income Fund

Additional information about EIF can be found in its Annual Report and AIF filed with Canadian Securities Administrators in Canada. The AIF and the Annual Report, which includes Consolidated Financial Statements and MD&A, contain detailed disclosure with respect to the Enbridge Income Fund

ENBRIDGE INC. ANNUAL INFORMATION FORM      31

and are publicly available at www.sedar.com. EIF's Annual Report, Consolidated Financial Statements, MD&A and AIF are not incorporated by reference into this AIF.

Enbridge Pipelines Inc.

Additional information about Enbridge Pipelines Inc. can be found in its AIF, Financial Statements and MD&A which have been filed with Canadian Securities Regulatory Authorities and are available at www.sedar.com. These documents are not incorporated by reference into this AIF.

32      ANNUAL INFORMATION FORM ENBRIDGE INC.

APPENDIX A

AUDIT, FINANCE & RISK COMMITTEE TERMS OF REFERENCE

I.       CONSTITUTION

There shall be a committee, to be known as the Audit, Finance & Risk Committee (the Committee), of the Board of Directors of Enbridge Inc.

II.      MEMBERSHIP

Following each annual meeting of shareholders of the Corporation, the Board shall elect from its members, not less than three (3) Directors to serve on the Committee (the Members). The Members and the Chair of the Committee are elected by the Board following the nomination of Directors by the Governance Committee. No Member of the Committee shall be an officer or employee of the Corporation or any of the Corporation's affiliates. All members of the Committee shall, in the judgment of the Board, be unrelated and independent and shall satisfy applicable stock exchange and legal requirements. Determinations on whether a Director meets the requirements for membership on the Committee shall be made by the Board. At least one member of the Committee shall be a "financial expert" as determined by the Board and as defined by American legal or regulatory requirements. No Director may serve as a member of the Committee if such Director also serves on the audit committees of more than two other public entities unless the Board determines that such simultaneous service would not impair the ability of such Director to effectively serve on the Committee.

Any Member may be removed or replaced at any time by the Board and shall cease to be a Member upon ceasing to be a Director of the Corporation. Each Member shall hold office until the close of the next annual meeting of Shareholders of the Corporation or until the Member ceases to be a Director, resigns or is replaced, whichever first occurs. Vacancies may be filled by the Board with nominees approved by the Governance Committee.

III.    MEETINGS

The Committee shall convene at such times and places designated by its Chair or whenever a meeting is requested by a Member, the Board, an officer, the internal auditor or the external auditors of the Corporation. A minimum of twenty-four (24) hours notice of each meeting shall be given to each Member and to the internal and external auditors.

A majority of the committee shall be duly convened if all Members are present, or at least a majority of the Members are present. A quorum at a meeting shall consist of at least a majority of Members. Where the Members consent, and proper notice has been given or waived, Members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a Member participating in such a meeting by any such means is deemed to be present at that meeting.

In the absence of the Chair of the Committee, the Members may choose one (1) of the Members to be the Chair of the meeting.

At the invitation of a Member, other Board members, officers or employees of the Corporation, the external auditors, external counsel and other experts or consultants may attend any meeting of the Committee.

Members of the Committee may meet separately with any member of management, the external auditors, the internal auditor, internal or external counsel or any other expert or consultant.

Minutes shall be kept of all meetings of the Committee.

ENBRIDGE INC. ANNUAL INFORMATION FORM      33

IV.     FUNDING

The Corporation shall provide appropriate funding, as determined by the Committee, for the payment of compensation to the external auditors and any independent counsel, experts or advisors employed by the Committee and administrative expenses of the Committee.

V.       REVIEW OF CHARTER

The Committee shall review and reassess the adequacy of its Terms of Reference at least annually and propose recommended changes to the Board.

VI.     DUTIES AND RESPONSIBILITIES OF THE CHAIR

The Chair is responsible for:

  A.
  convening Committee meetings and designating the times and places of those meetings;

  B.
  ensuring Committee meetings are duly convened and that quorum is present when required;

  C.
  working with Management on the development of agendas and related materials for the Committee meetings;

  D.
  ensuring Committee meetings are conducted in an efficient, effective and focused manner;

  E.
  ensuring the Committee has sufficient information to permit it to properly make decisions when decisions are required;

  F.
  advising the Committee of any finance, accounting or misappropriation matters brought to the Chair's attention through the Corporation's Ethics and Conduct hotline procedures;

  G.
  providing leadership to the Committee and to assist the Committee in reviewing and monitoring its responsibilities; and

  H.
  reporting to the Board on the recommendations and decisions of the Committee.

VII.   DUTIES AND RESPONSIBILITIES

The Committee provides assistance to the Board in fulfilling its oversight responsibility to the shareholders, the investment community and others, relating to the integrity of the Corporation's financial statements and the financial reporting process, the management information systems and financial controls, the internal audit function, the external auditors' qualifications, independence, performance and reports, the Corporation's compliance with legal and regulatory requirements and the risk identification, assessment and management program. In so doing, it is the Committee's responsibility to maintain an open avenue of communication between the Committee, the external auditors, the internal auditors and management of the Corporation.

Management is responsible for preparing the interim and annual financial statements and financial disclosure of the Corporation and for maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, executed, recorded and reported properly. The Committee's role is to provide meaningful and effective oversight and counsel to management without assuming responsibility for management's day-to-day duties.

In performance of its duties and responsibilities, the Committee shall have the right as it determines necessary to carry out its duties to engage independent counsel, experts and other advisors, to inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates, and to discuss with the officers of the Corporation, its subsidiaries and affiliates, the internal auditor and the external auditors, such accounts, records and other matters as any Member considers appropriate.

34      ANNUAL INFORMATION FORM ENBRIDGE INC.

The Committee shall have the following specific duties and responsibilities:

A.      DUTIES AND RESPONSIBILITIES RELATED TO THE EXTERNAL AUDITORS

  The Committee shall:

  (i)
  (a)     be responsible for the appointment, compensation, oversight, retention and termination of the external auditors who shall report directly to the Committee, provided that the appointment of the auditor shall be subject to shareholder approval; and

  (b)
  be responsible for the appointment, compensation, oversight, retention and termination of any other registered public accounting firm for audit, review or attestation services;

  (ii)
  review and approve the terms of the external auditors' annual engagement letter, including the proposed audit fees;

  (iii)
  review and approve all engagements for audit services and non-audit services to be provided by the external auditors and, as necessary, consider the potential impact of such services on the independence of the external auditors;

  (iv)
  review and discuss with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors' independence;

  (v)
  at least annually, obtain and review a report by the external auditors describing the firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any such issues and all relationships between the external auditors and the Corporation;

  (vi)
  resolve disagreements, if any, between management and the external auditors regarding financial reporting;

  (vii)
  inform the external auditors and management that the external auditors shall have access directly to the Committee at all times, as well as the Committee to the external auditors and that the external auditors are ultimately accountable to the Committee as representatives of the shareholders of the Corporation;

  (viii)
  discuss with management and the external auditors any correspondence from or with regulators or governmental agencies, any employee complaints or any published reports that raise material issues regarding the Corporation's financial statements or accounting policies; and

  (ix)
  establish hiring policies for employees or former employees of the external auditors.

B.      DUTIES AND RESPONSIBILITIES RELATED TO AUDITS AND FINANCIAL REPORTING

  The Committee shall:

  (i)
  review the engagement terms and the audit plan with the external auditors and with the Corporation's management;

  (ii)
  review with management and the Corporation's external auditors the Corporation's financial reporting in connection with the annual audit and the preparation of the financial statements, including, without limitation, the judgment of the external auditors as to the quality, not just the acceptability of, and the appropriateness of the Corporation's accounting

ENBRIDGE INC. ANNUAL INFORMATION FORM      35

    principles as applied in its financial reporting and the degree of aggressiveness or conservatism of the Corporation's accounting principles and underlying estimates;

  (iii)
  review with management and the external auditors and make recommendations to the Board on all financial statements and financial disclosure which require approval by the Board including:

  (a)
  the Corporation's annual financial statements including the notes thereto and "Management's Discussion and Analysis";

  (b)
  any report or opinion to be rendered in connection therewith;

  (c)
  any change or initial adoption in accounting policies and their applicability to the business;

  (d)
  any audit problems or difficulties and management's response;

  (e)
  all significant adjustments proposed by the external auditors; and

  (f)
  satisfying itself that there are no unresolved issues between management and the external auditors that could reasonably be expected to materially affect the financial statements.

  (iv)
  review the Corporation's interim financial results, including the notes thereto and "Management's Discussion and Analysis" with management and the external auditors and approve the release thereof by management or recommend approval thereof to the Board for release by the Board;

  (v)
  review annually the approach taken by management in the preparation of earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

  (vi)
  discuss with the external auditors their perception of the Corporation's internal audit and accounting personnel, and any recommendations which the external auditors may have;

  (vii)
  review with management, the external auditors and, as necessary, internal and external legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements;

  (viii)
  review with management and monitor the funding exposure of the Corporation under the Corporation's pension plans and review annually and approve the annual report and financial statements applicable to each of the pension plans;

  (ix)
  annually or more frequently as deemed necessary, meet separately with management and the external auditors, and at least annually with the internal auditors, to review issues and matters of concern respecting audits and financial reporting processes;

  (x)
  review with the Corporation's management and, as deemed necessary, review with the external auditors, any proposed changes in or initial adoption of accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of the Corporation's management that may be material to financial reporting;

  (xi)
  review with the Corporation's management and, as deemed necessary, with the external auditors, significant financial reporting issues arising during the fiscal period, including the methods of resolution;

36      ANNUAL INFORMATION FORM ENBRIDGE INC.

  (xii)
  review any problems experienced by the external auditors in performing an audit, including any restrictions imposed by the Corporation's management or significant accounting issues on which there was a disagreement with the Corporation's management;

  (xiii)
  review the post-audit or management letter containing the recommendations of the external auditors and the response of the Corporation's management, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation (in respect of the scope of review of internal controls by the external auditors, the review is carried out to enable the external auditors to express an opinion on the Corporation's financial statements);

  (xiv)
  review before release relevant public disclosure documents containing audited or unaudited financial information, including annual and interim earnings press releases, prospectuses, the Annual Information Form, and the Management's Discussion and Analysis disclosure;

  (xv)
  review, in conjunction with the Human Resources & Compensation Committee, the appointment of the chief financial officer;

  (xvi)
  inquire into and determine the appropriate resolution of conflicts of interest in respect of audit, finance or risk matters between or among an officer, Director, shareholder, the internal auditors, or the external auditors, which are properly directed to the Committee by the Chair of the Board, the Board, a shareholder, the internal auditors, the external auditors, or the Corporation's management; and

  (xvii)
  as deemed necessary by the Committee, inquire into and examine matters relating to the financial affairs of the Corporation, its subsidiaries or affiliates, or any of them, including the review of subsidiary or affiliate Audit Committee reports.

C.      DUTIES AND RESPONSIBILITIES RELATED TO FINANCIAL REPORTING PROCESSES AND INTERNAL CONTROLS

  The Committee shall:

  (i)
  review the adequacy and effectiveness of the accounting and internal control policies of the Corporation and procedures through inquiry and discussions with the external auditors, management, and the internal auditor;

  (ii)
  review with management the Corporation's administrative, operational and accounting internal controls, including controls and security of the computerized information systems, and evaluate whether the Corporation is operating in accordance with prescribed policies, procedures and the Statement on Business Conduct;

  (iii)
  annually or more frequently if deemed necessary, meet separately with the external auditor, the head of the internal audit group and management, to review issues and matters of concern respecting financial reporting processes and internal controls;

  (iv)
  review with management and the external auditors any reportable conditions, material weaknesses and significant deficiencies affecting internal control;

  (v)
  establish and maintain free and open means of communication between and among the Committee, the external auditors, the internal auditor and management;

  (vi)
  review at least annually with the internal auditor the Corporation's internal control procedures, and the scope and plans for the work of the internal audit group; and

  (vii)
  review the adequacy of resources of the internal auditor and ensure that the internal auditor has unrestricted access to all functions, records, property and personnel of the Corporation and inform the internal auditors and management that the internal auditors shall have

ENBRIDGE INC. ANNUAL INFORMATION FORM      37

    unfettered access directly to the Committee at all times, as well as the Committee to the internal auditors.

D.      DUTIES AND RESPONSIBILITIES RELATED TO FINANCE

  The Committee shall:

  (i)
  review and as required, approve or recommend for approval to the Board, prospectuses and documents, where practicable, which may be incorporated by reference into a prospectus;

  (ii)
  review the issuance of equity or debt securities by the Corporation, and if deemed appropriate, authorize the filing with securities regulatory authorities of any prospectus, prospectus supplement or other documentation relating thereto; and

  (iii)
  review and recommend for approval to the Board the annual management information circular with respect to matters related to the auditor, affecting the capital of the Corporation or principal risks to be managed by the Corporation.

E.      DUTIES AND RESPONSIBILITIES RELATED TO RISK MANAGEMENT

  The Committee shall review at least annually with senior management, internal counsel and, as necessary, external counsel and the Corporation's internal and external auditors:

  (a)
  the Corporation's method of reviewing major risks inherent in the Corporation's businesses, facilities, and strategic directions, including the Corporation's risk management and evaluation process (in respect of risk management evaluations and guidelines relating to environment, health and safety matters, the Committee shall consult with and, as deemed necessary, review the recommendations of the Environment, Health & Safety Committee);

  (b)
  the strategies and practices applicable to the Corporation's assessment, management, prevention and mitigation of risks (including the foreign currency and interest rate risk strategies, counterparty credit exposure, the use of derivative instruments, insurance and adequacy of tax provisions);

  (c)
  the Corporation's annual insurance report including the risk retention philosophy and resulting uninsured exposure, if any; and

  (d)
  the loss prevention policies, risk management programs, disaster response and recovery programs, corporate liability protection programs for Directors and officers, and standards and accountabilities of the Corporation in the context of competitive and operational considerations.

F.       OTHER DUTIES OF AUDIT, FINANCE & RISK COMMITTEE

  The Committee shall, as required, or as deemed necessary by the Committee:

  (i)
  review senior management's expense report summaries of the officers and Directors of the Corporation, and review senior management's report summaries concerning corporate aircraft usage;

  (ii)
  meet separately with senior management, the internal auditors, the external auditors and, as is appropriate, internal and external legal counsel and independent advisors in respect of issues not elsewhere listed concerning any other audit, finance and risk matters;

  (iii)
  review incidents or alleged incidents as reported by senior management, audit services, the external auditor, the Corporate Secretary, the law department, or otherwise of fraud, illegal acts and conflicts of interest;

  (iv)
  establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the

38      ANNUAL INFORMATION FORM ENBRIDGE INC.

    confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

  (v)
  report to the Board after each Committee meeting, as required during the year, with respect to the Committee's activities and recommendations;

  (vi)
  address any other matter properly referred to the Committee by the Chair of the Board, the Board, a Director, the internal auditors, the external auditors, the CEO, or the management of the Corporation or any other matter as may be required under stock exchange rules or by law;

  (vii)
  in conjunction with the Governance Committee, conduct an annual performance evaluation of the Committee; and

  (viii)
  the Committee shall, in conjunction with Management, coordinate the performance of its duties concerning:

  (a)
  the external auditor;

  (b)
  audits and financial reporting;

  (c)
  financial reporting processes and internal controls;

  (d)
  finance;

  (e)
  risk management; and

  (f)
  with any audit committee of a subsidiary corporation, respecting the independence of such subsidiary directors and managing to ensure efficiency, effectiveness and consistency of approach with such subsidiary.

VIII.  COMMITTEE TIMETABLE

The major annual activities of the Committee shall be outlined in an annual schedule.

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IX.     DELEGATION TO SUBCOMMITTEE

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee. The Committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the external auditors, provided that any such approvals are presented to the Committee at its next scheduled meeting.

DATE	Terms of Reference	PROPOSED AGENDA

Early February	B(iii),(ix),(x),(xi)	• Review Annual Financial Results
	B(iii)	• Recommend Financial Statements for Enbridge Inc. (ENB) and Enbridge Pipelines Inc. (EP Inc.)
	B(xiv)	• Recommend News Release
	A(viii) B(ii),(vi),(vii) B(viii), (xiii)	• Review External Auditor's Letter to Audit, Finance & Risk Committee (including review of quality and appropriateness of Company's accounting principles and controls, and perception of Company's accounting personnel)
	B(v)	• Review Management's approach to earnings releases and info provided to analysts
• Review Subsidiary Audit Committee Confirmations
	A(i)	• Recommend Appointment of Auditors
	A(iii) E(i) C(i),(iii),(iv)	Recurring: • Pre-approval of auditor engagements • Review Financial Risk Management Report • Review audit and financial reporting issues, and internal controls with external auditors
	D(i)	• Recommend Annual Information Form for ENB and EP Inc. (and Form 40-F filing in U.S. for ENB)
	D(iii)	• Recommend Form of Proxy and Management Information Circular
	B(iii), D(i)	• Recommend MD&A

Early May	B(iv),(ix),(x),(xi)	• Review First Quarter Financial Results and MD&A
	B(xiv)	• Recommend Interim Report/ News Release
	E(i)	• Review Insurance Report (including loss prevention policies, disaster response and recovery programs, liability protection programs for D&O)
	F(i)	• Review Senior Officers' Expense Reports
	F(i)	• Chair review of CEO Expense Reports
• Review Major Contracts
	B(viii)	• Review Pension Plan Summary Report
	A(iii) E(i) C(i),(iii),(iv)	Recurring: • Pre-approval of auditor engagements • Review Financial Risk Management Report • Review audit and financial reporting issues, and internal controls with external auditors

40      ANNUAL INFORMATION FORM ENBRIDGE INC.

Late July/	B(iv),(ix),(x),(xi)	• Review Second Quarter Financial Results and MD&A
Early August	B(xiv)	• Recommend Interim Report/ News Release
	B(ix),C(iii)(vi),(vii)	• Review Audit Services:
• Letter re: Employment Entitlements, Tax Deductions & Remittances
• Report for year ended June 30
• Plan for next year
	A(i),(ii),(iv),(v)	• Review External Auditors:
	A(vii), B(i)	• Engagement Letter (including auditor independence report)
• Audit Plan (including auditor quality control procedures)
	A(ii)	• Recommend External Audit Fees, and Review Engagements and Services other than as Shareholders' Auditors
	E(i)	• Review Corporate Risk Assessment Report
• Review next year's Committee Meeting Schedule and Agenda
	A(iii) E(i) C(i),(iii),(iv)	Recurring: • Pre-approval of auditor engagements • Review Financial Risk Management Report • Review audit and financial reporting issues, and internal controls with external auditors

Late October/	B(iv),(ix),(x),(xi)	• Review Third Quarter Financial Results and MD&A
Early November	B(xiv)	• Recommend Interim Report/ News Release
	E(i)	• Review Tax Status Report
	F(vii)	• Annual Performance Evaluation of AFRC
	F(i)	• Chair Review of CEO Expense Report
	A(iii) E(i) C(i),(iii),(iv)	Recurring: • Pre-approval of auditor engagements • Review Financial Risk Management Report • Review audit and financial reporting issues, and internal controls with external auditors

December	B(iii)	• Review Annual Financial Statement Disclosure
	B(ii)	• Review Management letter to Audit, Finance & Risk Committee
	C(ii)	• Review with Management the Corporation's admin, operational and accounting internal controls and security of IT systems
	B(iii), D(i)	• Review Draft MD&A

ENBRIDGE INC. ANNUAL INFORMATION FORM      41